LANGUAGE LINE SERVICES HOLDINGS, INC.

One Lower Ragsdale Drive

Monterey, California 93940

April 29, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington, DC 20549

Attention: Mr. Larry Spirgel

  Mr. Ajay Koduri

Re:	Language Line Services Holdings, Inc.

    Request to Withdraw Registration Statement on Form S-1

    File No. 333-163520

Ladies and Gentlemen:

Language Line Services Holdings, Inc. (the “Company”), pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended, respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, as amended (File No 333-163520) (the “Registration Statement”), together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter. The Registration Statement was originally filed with the Commission on December 17, 2009.

The Registration Statement was filed in connection with the proposed initial public offering by the Company of its common stock, which the Company has determined not to pursue at this time. No securities have been sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

If you have any questions regarding this application, please contact Joshua N. Korff at (212) 446-4943 or Jason K. Zachary at (212) 446-4844 of Kirkland & Ellis LLP. Thank you for your assistance in this matter.

Very truly yours,

/s/ Michael F. Schmidt
Michael F. Schmidt Chief Financial Officer and Senior Vice President of Finance